November 8, 2024

Seck Chyn "Neil" Foo
Chief Executive Officer
Bukit Jalil Global Acquisition 1 Ltd.
31-1 Taman Miharja Phase 3B
Jalan 3/93, 2    Miles, Cheras
Kuala Lumpur, Malaysia 55200

        Re: Bukit Jalil Global Acquisition 1 Ltd.
            Form 10-K for the Year Ended December 31, 2023
            File No. 001-41729
Dear Seck Chyn "Neil" Foo:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology
cc:    Arila Zhou